Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-195024 of our report dated April 3, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the combined financial statements being prepared from the separate records maintained by PBF Energy Inc. which may not necessarily be indicative of the conditions that would have existed or results of operations if PBF MLP Predecessor had been operated as an unaffiliated company) relating to the combined financial statements of PBF MLP Predecessor appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

April 30, 2014